May 6, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:                             YETI Holdings, Inc.
Registration Statement on Form S-1
File No. 333-231240

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, YETI Holdings, Inc. (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form S-1 (File No. 333-231240) (the “Registration Statement”) be accelerated to 4:15 p.m., Eastern Time, on May 8, 2019 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Andrew C. Thomas of Jones Day, at (216) 586-1041.

Please contact Andrew C. Thomas of Jones Day at (216) 586-1041 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

/s/ Matthew J. Reintjes
Matthew J. Reintjes
President and Chief Executive Officer

cc:	Mr. Patrick Kuhn
Mr. Bryan C. Barksdale
Mr. Michael Benjamin
Mr. Timothy R. Curry